9 Commercial Boulevard, Suite 200

Novato, California 94949

Telephone: (415) 382-8111

March 25, 2009

VIA EDGAR CORRESPONDENCE FILING AND FACSIMILE (202) 772-9217

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Vanessa Robertson

Re:	Form 10-K for the Fiscal Year Ended August 31, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008

File Number: 000-50720

Dear Ms. Robertson:

Raptor Pharmaceuticals Corp. (the “Registrant”) is hereby providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 13, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-K for the Fiscal Year Ended August 31, 2008 (the “10-K”) and Form 10-Q for the Quarterly Period Ended November 30, 2008 (the “10-Q”).

The Registrant intends to file amendments to each of the 10-K and the 10-Q in response to the Staff’s comment #5 in the Comment Letter and such amendments will reflect the Registrant’s response to such comment as set forth below. Moreover, the Registrant intends to include in its next Quarterly Report on Form 10-Q (and subsequent periodic filings thereafter to the extent applicable) that information requested by the Staff’s comments (in addition to comment #5) in the Comment Letter, generally in accordance with those responses to such comments as set forth below.

In this letter, the Registrant sets forth responses to the comments and requests for additional information contained in the Comment Letter with respect to the above-referenced filings. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Form 10-K for the Fiscal Year Ended August 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Research and Development Activities, page 44

1.            We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www_sec.gov/divisions/corpfin/cfcrq032001.htm. Please revise your MD&A to disclose the following information for each of your major research and development projects.

a.	The current status of the project;
b.	The costs incurred during each period presented and to date on each project;
c.	The nature, timing and estimated costs of the efforts necessary to complete each project;
d.	The anticipated completion dates of each project;

e.   The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f.    The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Registrant’s Response (Comment #1):

The Registrant intends to include in its next Quarterly Report on Form 10-Q (and subsequent periodic filings thereafter to the extent applicable) the following information (such information and figures to be disclosed in the manner required in a quarterly and/or annual report in terms of fiscal quarters and fiscal years, as applicable):

Research and development expenses (including officer and employee compensation allocated to research and development) for the fiscal year ended August 31, 2008 increased by $3.3 million over the prior fiscal year primarily due to the costs incurred during our fiscal year ended August 31, 2008, associated with our Phase 2a clinical trial for the ConviviaTM program, formulation manufacturing expenses of the proprietary formulation of ConviviaTM ; preclinical studies of ConviviaTM; clinical and regulatory consulting for ConviviaTM and DR Cysteamine and executive, finance and facilities costs allocated to our clinical division.

Research and development expenses include costs associated with the following major programs: (in $ millions)

Major Program (stage of development)	Estimated FYE August 31, 2009	Cumulative Through August 31, 2008	FYE August 31, 2008	FYE August 31, 2007
DR Cysteamine – All Indications (clinical)	4.6	0.9	0.9	-
ConviviaTM (clinical)	0.8	1.7	1.7	-
HepTideTM (preclinical)	0.5	1.2	0.7	0.5
NeuroTransTM (preclinical)	-	0.6	0.3	0.3
WntTideTM (preclinical)	0.1	0.2	0.2	-

Major Program expenses recorded as general and administrative expenses: (in $ millions).

Major Program (stage of development)	Estimated FYE August 31, 2009	Cumulative Through August 31, 2008	FYE August 31, 2008	FYE August 31, 2007
DR Cysteamine – All Indications (clinical)	0.02	0.08	0.08	-
ConviviaTM (clinical)	0.01	0.04	0.04	-
HepTideTM (preclinical)	0.04	0.10	0.05	0.05
NeuroTransTM (preclinical)	0.03	0.10	0.05	0.05
WntTideTM (preclinical)	0.01	0.05	0.02	0.03

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Additional major program expenses include patent fees and patent expenses which were recorded as general and administrative expenses.

Any of our major programs could be partnered for further development and/or could be accelerated, slowed or ceased due to scientific results or challenges in funding the company, therefore the timing and costs of development of our programs beyond the next 12 months is highly uncertain and difficult to estimate. See Item 1A titled Risk Factors for further discussion about the risks and uncertainties pertaining in drug development.

General and administrative expenses (including officer and employee compensation allocated to general and administrative expenses) for the fiscal year ended August 31, 2008 increased by $0.7 million over the prior fiscal year primarily due to the costs incurred during our fiscal year ended August 31, 2008 for the patent expenses for our clinical programs, the salary and benefits of our clinical subsidiary’s President, and legal and accounting expenses attributable to our clinical subsidiary.

2.     Please provide a discussion of your historical results of operations pursuant to Item 303 of Regulation S-K..

Registrant’s Response (Comment #2):

Please see Registrant’s Response to Comment #1.

(3) Intangible Assets, page 65

3.	Please address the following regarding your merger with Encode.
•

Explain to us how your capitalization of the intellectual property patents, which appear to be used in research and development activities, complies with paragraph 11(c) of SFAS 2. If you believe the intellectual property has an alternative future use, please demonstrate this to us in your response.

•	Tell us why you have included the shares issuable upon marketing approval by a regulatory agency in the purchase price of the intellectual property patents.
•

We refer to Section 1.5 and Exhibit B of the merger agreement filed in Exhibit 10 of your 10-Q/A on April 15, 2008. It appears that the purchase price should consider the fair value of the options and warrants issued in connection with the merger instead of the fair value of the shares underlying the options and warrants. Please tell us why you believe your accounting treatment is appropriate.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Registrant’s Response (Comment #3):

Below is a discussion of how the acquisition of the DR Cysteamine program was recorded and disclosed. We do not believe any change to the disclosures regarding the recording of the acquisition is necessary.

The company purchased the DR Cysteamine product candidate based on its potential as a therapeutic in multiple indications. The Company’s rationale for purchasing the development rights was based on its near-term potential for approval in the treatment of nephropathic cystinosis, which is a very small ultra-orphan drug market (approximately 2,000 patients in the U.S. and E.U. combined) plus its longer-term potential in treating larger indications such as Huntington’s Disease (approximately 35,000 patients in the U.S.) and Non-alcoholic Steatohepatitis (“NASH”) (potentially affecting 2 to 5% of the U.S. population). As part of our due diligence performed while contemplating the purchase of the license to the product candidate, we reviewed preclinical and clinical data in both Huntington’s Disease and NASH and have documentation of our marketing consultant’s analysis of the potential for the Company to develop DR Cysteamine for all three indications. The Company has licensed the product candidate for several indications and has sponsored clinical trials for the drug candidate in nephropathic cystinosis, Huntington’s Disease and NASH. Therefore, it was not appropriate for the Company to expense the value of the license to the intellectual property as in-process research and development due to its potential application in more than one unrelated indication, which we believe constitutes alternative future uses in accordance with paragraph 11c of Statement of Financial Accounting Standards No. 2.

At the time of the purchase, the Company believed that the likelihood of approval of DR Cysteamine for nephropathic cystinosis was probable beyond a reasonable doubt due to the fact that the drug candidate is based on an existing approved drug reformulated to increase the drug’s safety profile. The improvements to the existing drug resulting in the DR Cysteamine formulation were invented by the clinicians who developed the existing approved drug. Patient advocacy groups have stressed the need for a better tolerated, less frequently dosed formulation of the existing drug. Based on the fact pattern and the Company’s due diligence efforts regarding the regulatory and clinical path for approval of DR Cysteamine for nephropathic cystinosis, the Company felt regulatory approval was highly likely.

A portion of the Note 3 (Intangibles) is reflected below:

Raptor common stock issued (number of shares)	3,444,297
Raptor common stock issuable upon marketing approval by a regulatory agency of DR Cysteamine for Cystinosis (number of shares)	351,359

Total shares of common stock used to value the transaction	3,795,656

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

10-day average closing price of Raptor common stock per merger agreement	$0.586

Value of Raptor common stock portion of transaction	$2,224,254
Value (based on Carpenter model) of warrants issued in connection with transaction, net of legal fees	395,746

Intangible asset (IP license) related to the Encode merger, gross – total value of consideration	$2,620,000

The total purchase price consideration in the Encode merger was $2.6 million. The value of common stock issued and issuable upon events deemed probable beyond a reasonable doubt was $2.2 million. The fair value of the warrants in the transaction was determined to be $0.4 million. The value of the options was expensed in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) as those options were issued as compensation for consulting services.

The valuation of the transaction was based upon the Company’s input and a valuation analysis performed by a third party vendor specializing in FAS141 valuations. The valuation was subsequently reviewed by the Company’s independent registered public accountant’s valuation specialist as part of their quarterly review and year end audit during fiscal year ended August 31, 2008.

Item 9A(T): Controls and Procedures, page 80

4.   It is not clear what the intent is of your disclosure in the last sentence of the first paragraph: “There can be no assurance that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.” It appears that in the sentences preceding this disclosure, you indicate that there is reasonable assurance as to the effectiveness of your disclosure controls and procedures. Please revise to clarify or alternatively, remove this sentence. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Registrant’s Response (Comment #4):

The Registrant intends to delete the disclosure in the last sentence of the first paragraph regarding disclosure controls in its next Quarterly Report on Form 10-Q (and subsequent periodic filings thereafter to the extent applicable).

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Exhibits 31.1 and 3L2

5.   You filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Please revise the certifications for the quarterly period ended November 30, 2008 as well.

Registrant’s Response (Comment #5):

The Registrant intends to file amendments to the 10-K and the 10-Q in order to amend the certifications referenced above to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Each such introductory provision will read as follows: “The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-(15e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have...”

In reliance upon Compliance & Disclosure Interpretation number 246.13, comprising the Staff’s interpretations of Regulation S-K (specifically relating to Section 246. Item 601 – Exhibits), republished as of July 3, 2008, the Registrant intends to file a Form 10-K/A and a Form 10-Q/A that each contain only a cover page, explanatory note, signature page and paragraphs 1, 2, 3, 4 and 5 of the Section 302 certification.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Attention: Vanessa Robertson

March 25, 2009

Please direct any inquiry or comment with respect to this request to the attention of our outside counsel, Paul, Hastings, Janofsky & Walker LLP (Attn: Siobhan McBreen Burke, Esq. at (213) 683-6282, siobhanburke@paulhastings.com; or Kevin M. O’Sullivan, Esq. at (213) 683-6152, kevinosullivan@paulhastings.com).

Very truly yours,

RAPTOR PHARMACEUTICALS CORP.

By: /s/ Kim R. Tsuchimoto
Name:	Kim R. Tsuchimoto

Title: Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)

cc enclosures:	Christopher M. Starr, Ph.D. (Raptor)
Siobhan McBreen Burke, Esq. (PHJW)
Kevin M. O’Sullivan, Esq. (PHJW)